Filed pursuant to 424(b)(3)
Registration No. 333-153356

SUPPLEMENT NO. 17
DATED MAY 24, 2010
TO THE PROSPECTUS DATED AUGUST 24, 2009
OF INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

This Supplement No. 17 supplements, and should be read in conjunction with, the prospectus of Inland Diversified Real Estate Trust, Inc., dated August 24, 2009, as previously supplemented by Supplement No. 14 dated April 16, 2010, Supplement No. 15 dated May 3, 2010 and Supplement No. 16 dated May 17, 2010.  Unless otherwise defined in this Supplement No. 17, capitalized terms used herein have the same meanings as set forth in the prospectus.

Description of Real Estate Assets

This discussion updates the section of the prospectus captioned “Description of Real Estate Assets – Financing Transactions,” which was inserted to the prospectus in Supplement No. 16.

Financing Transactions

On May 19, 2010, our wholly owned subsidiary and the owner of Regal Court, Inland Diversified Shreveport Regal Court L.L.C., entered into a loan with JPMorgan Chase Bank, N.A. for $30.4 million, secured by a first mortgage on Regal Court.  The loan bears interest at a fixed rate not to exceed 5.80% per annum.  The loan matures on June 1, 2015 and requires the borrower to make monthly payments of principal and interest through the maturity date.  The loan may be prepaid only on or after the second anniversary of the first payment date, and subject to a prepayment premium, or at any time during the last three months of the term without any prepayment premium.  In addition, provided that no default or event of default has occurred and is continuing, a portion of the principal balance may be prepaid on or before October 1, 2010, without penalty, so long as the resulting principal balance after the prepayment will equal $23.9 million.  If the loan is prepaid in this manner, the interest rate will be reduced to 5.30% per annum and the required monthly payments will become interest only.

The loan documents contain customary affirmative, negative and financial covenants, agreements, representations, warranties and indemnities, including indemnification for losses arising out of certain environmental issues at the Regal Court property, and borrowing conditions, all as set forth in the loan documents.  The loan documents also contain various customary events of default, including, among others: the failure to timely pay principal and interest; the failure to timely pay taxes; a breach of the representations or warranties contained in the loan documents; and any assignment for the benefit of creditors or an adjudication of bankruptcy or insolvency. If an event of default occurs under the loan, the lender may, among other things, declare the entire outstanding balance of the loan to be immediately due and payable.

We have guaranteed the payment of amounts equal to any losses, costs or damages, including attorneys’ fees, incurred by the lender as a result of, among other things, fraud or intentional misrepresentations by the borrower or us, the gross negligence or willful misconduct of the borrower or us, material waste of the property or breach of any environmental representations or warranties.  In addition, we have guaranteed the entire amount of the debt under certain circumstances, including, without limitation, the borrower filing a bankruptcy petition.  Pursuant to this guaranty, the lender is under no obligation to pursue its rights against the borrower or any of its collateral before pursuing its rights against us.

Plan of Distribution

The following information is inserted at the end of the section of the prospectus captioned “Plan of Distribution,” which begins on page 206.

Status of the Offering

The following table provides information regarding the total shares sold in our offering as of May 20, 2010.

	Shares	Gross Proceeds ($) (1)	Commissions and Fees ($) (2)	Net Proceeds ($) (3)

From our sponsor:	20,000	200,000	–	200,000

Shares sold in the offering:	10,385,243	103,190,731	9,695,730	93,495,001

Shares sold pursuant to our distribution reinvestment plan:	93,332	886,653	–	886,653

Shares repurchased pursuant to our share repurchase program:	(2,000)	(20,000)	–	(20,000)
Total:	10,496,575	$104,257,384	$9,695,730	$94,561,654

(1)

Gross proceeds received by us as of the date of this table for shares sold to investors pursuant to accepted subscription agreements.

(2)

Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.

(3)

The amount indicated under net proceeds is prior to issuer costs.

2